FACT Corporation

July 24, 2007

Securities and Exchange Commission

Division of Corporate Finance

Mail Stop 7010

100 F Street, N.E.

Washington, D.C. 20549-7010

Attention:  Karl Hiller – Branch Chief

By Facsimile and Electronic Filing

RE:

FACT Corporation (the “Company”)

Form 10-KSB for the Fiscal Year Ended December 31, 2004

Filed April 15, 2005

Form 10-KSB for the Fiscal Year Ended December 31, 2005

Filed April 17, 2006

SEC Response Letter dated October 27, 2006

File No. 000-17232

Dear Mr. Hiller:

In response to your letter of December 22, 2006 we provide the following written responses which are numbered to coincide with your letter:

Form 10-KSB for the Fiscal Year Ended December 31, 2004

Comment

1.

In response to comments 1, 2, 3, 5, 6 and 8, from our letter dated March 20, 2006, you explain that you are preparing revisions to your financial statements and the related disclosures.  Under General Instruction B.1 to Form 8-K you are required to file a Form 8-K with the information specified in Item 4.02 within four business days after the occurrence of the event; it should be clear form those disclosures when you expect to file your restated financial statements.  You should promptly file amendments to your 2004 and 2005 Forms 10-KSB, and all related reports on Forms 10-QSB for periods within these fiscal years and each of the subsequent interim periods to correct your accounting and disclosures, as previously advised.  We urge you to comply with your reporting obligations under Regulation 13A without further delay.

1530 9th Avenue SE

Calgary, Alberta

T2G 0T7

Phone:  (403) 204-0260

Fax: (403) 272-3620

www.factfoods.com

Response

On April 16, 2007 the Company filed its Form 10-KSB for the fiscal year ended December 31, 2006 and included disclosure in the financial statements reflecting the Company’s restatement for the fiscal year 2005.  Specifically, in the body of the document the Company included the following disclosures to clearly identify and describe changes to the prior period financial figures reflecting the revisions detailed in our correspondence of October 27, 2006:

Note 2 – Restatement of Financial Statements

As at the fiscal year ended December 31, 2006, the Company restated certain figures included in prior fiscal periods as follows:

Valuation of 2,000,000 Class C shares issued as part of the acquisition of FACT Group (Note 3).  The Company has revalued the dollar amount originally attributed to the issuance of the Class C shares with respect to the acquisition of FACT Group in fiscal 2001.  An amount of $540,000 originally recorded for the Class C shares has been reduced by $49,626 in order to reflect the revised valuation of the shares.  The Company conducted a detailed analysis of the projected future cash flows of FACT Group, discounted to present day and risked based on the probability of successfully achieving projected revenues.  As a result the dollar value attributed to the issuance of the Class C shares has been historically restated as $490,374.

Award benefit received by holders of 2,000,000 Class C shares (Note 3)

The Company has restated its financial statements to include $288,000 as a stock award benefit expensed in the fiscal year ended December 31, 2003.  The benefit arose as a result of a reverse split on a 4 for 1 basis effective August 31, 2003 impacting the Company’s Class A common stock, which did not impact holders of the Company’s Class C common stock.  The award was calculated by conducting an analysis of the value of the Company’s Class C common stock converted on the basis of 6 shares of Class A common stock for each 1 share of Class C common stock, immediately before and after the reverse split became effective.  The resulting benefit was then impaired at a rate of 80% to reflect the illiquidity in the trading of the Company’s Class A common shares.

Restatement of value of Intellectual Property

The Company has restated its financial statements to reflect an adjustment to the original carrying value of the intellectual property (“IP”) acquired as part of the acquisition of FACT in fiscal 2001 (Note 3).  The value of the intellectual property was formerly comprised of three components: (1) the value of the royalty obligation to acquire the IP, the value of the Class C shares issued as part of the transaction and (3) certain additional payments to the original owners of the IP which arose during fiscal 2003.  As a result of the Company’s review the value of the IP has been retroactively adjusted.  Adjustments include a reduction to the originally recorded value of the Class C shares by $49,626, and the reallocation of the additional compensation payments required during fiscal 2004, 2005 and 2006, totaling an accumulated $177,686, to retained earnings over each of the respective fiscal years.

Amortization of Intellectual Property

The Company has restated its financial statements to include the amortization of the Company’s intellectual property commencing the close of fiscal 2003.  The restated book value of the Company’s intellectual property totaling $2,490,374 has been retroactively amortized on a 10 year straight line basis.

Adjustment to Cash Flow Statement for fiscal year 2005

The Company has restated its 2005 Consolidated Statements of Cash Flow to correct the presentation of certain marketable securities received as consideration with respect to a note payable formerly recorded under Investing Activities, as a non-cash transaction.

As a result of the above restatements, the Company’s retained earnings has been retroactively increased by $557,416 with respect to the fiscal year ended December 31, 2003 and $312,487 with respect to the fiscal year ended December 31, 2004.

Results for the fiscal years ended 2005 and 2006 include adjustments with respect to the above noted disclosure in the Consolidated Statements of Operations for each respective year.

The Company has attached as Schedule “A” a detailed calculation for your files with respect to the requested revisions to the original valuation of the Class C shares issued as part of the acquisition cost payable for the intellectual property acquired by FACT Group Inc..  These calculations reflect a valuation based on discounted future cash flows.  The Company has also attached as Schedule “B” its method of valuation of the Stock Award Benefit calculated in conjunction with the reverse split of the Company’s common stock, which occurred in August 2003.

Further, the Company has revised its 2006 and 2005 audited financial statements to address responses previously set out in Comments 1, 2, 3, 5, 6 and 8 from our October 27, 2006 response letter.

The Company has not filed amended reports for the fiscal years ended December 31, 2004 and 2005, or the interim reports on Form 10-QSB for periods within these fiscal years, as it believes (i) that the revised filings would not provide information material to the current financial position or operating mandate of the Company; and (ii) that the time, effort and costs associated with preparing and filing these amendments is not in the best interests of the current shareholders. The Company completed a review of the proposed amendments for the fiscal year ended December 31, 2004 which would have included restatement of the Company’s financial reports to present the discontinued oil and gas operations. We have attached as Schedule “C” draft disclosure reflecting the proposed restatement of discontinued operations for 2004 and its impact on the Company’s Statements of Operations, which as you can see,  is not material.  The Company believes the disclosure and restatements included in its current Form 10-KSB for the fiscal year ended December 31, 2006, as filed with the SEC on April 16, 2007, provides the public, the Company’s shareholders and potential investors with sufficient disclosure on material revisions over the respective periods, and their impact on the Company’s financial position.

Note 2 – Acquisition of Food and Culinary Technologies Group Inc. (FACT), Intellectual Property and Issuance of Class C Common Stock, page F-13

Comment

2.

We note your response to prior comment 4 from our letter dated March 20, 2006, explaining that because the payments were part of the settlement agreement whereby you acquired the assets, you believe treatment of the amounts as intangible assets is appropriate.  Based on your disclosures in Note 2, the settlement agreement entered into in August 2003 appears to be a separate agreement from the agreement to acquire certain intellectual properties, formulas and patent rights from FACT Group LLC in November 2001.  The additional consideration pursuant to the settlement agreement does not appear to be included in the agreement to acquire the intangible assets, and therefore, does not appear to be part of the cost of the intangible assets.  Unless you are able to demonstrate otherwise, it appears you would need to revise your financial statements and related disclosures to record the additional consideration agreed to in the settlement agreement consistent with the manner described in paragraph 8 of SFAS 5.

Response

The financial statements have been revised accordingly to reflect the additional consideration agreed to in the settlement as part of the Company’s retained earnings in each of the respective fiscal years.

Comment

3.

We understand from your response to comment 3 of our letter dated September 19, 2005 that you amended the conversion provisions of your Class C shares on February 2, 2004.  Tell us whether the change in conversion provisions was approved by your shareholders, and if so, when approval was obtained.  If you believe your articles of incorporation, or state law does not require approval by shareholders for such a change in conversion provisions, submit the underlying documentation supporting your view.

Response

The change in conversion provisions was approved by all of the Class C shareholders but was not voted on by the Company’s Class A shareholders.

Section 7-110-104(1) of the Colorado Revised Statutes Annotated (“C.R.S.A.”) provides that “holders of the shares of a class are entitled to vote as a separate voting group on an amendment if the amendment has certain specified impacts or changes to the shares of the class.” The amendment that was adopted on February 2, 2004, changed the preferences and relative rights of all the shares of the class, which meets the type of impact specified by Section 7-110-104(1)(d) of the C.R.S.A. Therefore, the Class C shareholders were entitled to vote as a group on such matter.

The amendment that was adopted on February 2, 2004, however does not impact on the Class A shares in any of the ways specified Section 7-110-104(1) and therefore would not have a right to vote on such amendment and their approval would not be necessary to affect such amendment.

Moreover, Section 7-106-205(2) of the C.R.S.A. states that the board of directors shall set the terms upon which rights, options, warrants or convertible securities are issued, including form, content and consideration. Since the board has the authority to set such terms, it stands to reason that the board also has the authority to amend such terms, subject to the affected class. The terms of conversion of the Class C shares that were amended by the February 2, 2004, amendment were reached by negotiation between the board and the holders of the Class C shareholders in connection with an executory contract between the Company and the Class shareholders, which has been described in previous communications. Since the revised terms of conversion were approved by the Class C shareholders, Section 7-106-205(2) gives the board the power to effect the change of the conversion rights of the Class C shares.

Form 10-KSB for the Fiscal Year Ended December 31, 2005

Comment

4.

We note that during 2005 you divested all of your commercial real estate assets, and the leasing segment was discontinued.  Under generally accepted accounting principles, divested operations which comprise a component of the enterprise must be reported as discontinued to comply with paragraphs 41 through 44 of SFAS 144.

Response

The Company’s financial reports have been revised accordingly.

Consolidated Statements of Cash Flows

Comment

5.

Within cash from investing activities you present a line item titled “Acquisition of shares in Capital Reserve Canada, Ltd”.  However, per review of the disclosure in Note 17, you received your shares in Capital Reserve Canada as partial consideration for your rights and interest in a convertible loan, which appears to be a non-cash transaction.  Therefore, it appears you have not complied with the guidance in paragraph 32 of SFAS 95.

Response

The Company’s financial reports have been revised accordingly.

The Company believes that it has responded to all of the Staff’s comments. If you have any questions or require additional information, please contact the undersigned.

Sincerely,

/s/ Jacqueline Danforth

Jacqueline Danforth

President

SCHEDULE “A”
FACT Group Inc. Future discounted cash flows
Statements of Operations (Proforma)	2002	2003	2004	2005	2006	2007	2008	2009	2010	2011	total
	$	$	$	$	$	$	$	$	$	$
Revenues
Functional food premix	1,051,500	14,350,000	23,450,000	38,010,000	41,050,800	43,924,356	46,559,817	48,887,808	51,332,199	53,898,809	362,515,289
Rental income	9,900	11,880	14,256	17,107	18,476	19,769	20,955	22,003	23,103	24,258	181,706
	1,061,400	14,361,880	23,464,256	38,027,107	41,069,276	43,944,125	46,580,772	48,909,811	51,355,302	53,923,067	362,696,995
Costs and Expenses
Functional food premix & royalties	893,775	12,197,500	19,932,500	32,308,500	34,893,180	37,335,703	39,575,845	41,554,637	43,632,369	45,813,987	308,137,995
Research & development	150,000	500,000	500,000	500,000	821,016	878,487	931,196	977,756	1,026,644	1,077,976	7,363,076
Sales	127,500	382,500	637,500	892,500	1,026,270	1,098,109	1,163,995	1,222,195	1,283,305	1,347,470	9,181,345
Customer technical support	30,000	315,000	480,000	675,000	821,016	878,487	931,196	977,756	1,026,644	1,077,976	7,213,076
Market development	100,000	500,000	1,250,000	3,000,000	821,016	878,487	931,196	977,756	1,026,644	1,077,976	10,563,076
Legal	54,000	64,800	77,760	93,312	102,627	109,811	116,400	122,220	128,330	134,747	1,004,006
Consulting fees	341,064	409,275	491,130	589,356	410,508	439,244	465,598	488,878	513,322	538,988	4,687,363
Interest	7,035	77,490	126,630	205,254	221,674	237,192	251,423	263,994	277,194	291,054	1,958,940
Administrative expenses	226,550	271,858	326,230	391,476	410,508	439,244	465,598	488,878	513,322	538,988	4,072,652
	1,929,924	14,718,423	23,821,750	38,655,398	39,527,815	42,294,762	44,832,448	47,074,071	49,427,774	51,899,163	354,181,529

Profit (Loss) from operations	-868,524	-356,543	-357,494	-628,291	1,541,460	1,649,362	1,748,324	1,835,740	1,927,527	2,023,904	8,515,466

Income Taxes (15%)						247404	262249	275361	289129	303586	1277320

Net Profit (Loss)	-868,524	-356,543	-357,494	-628,291	1,541,460	1,401,958	1,486,076	1,560,379	1,638,398	1,720,318	7,238,146

	12%	15%	20%

1	-775,468	-755,239	-723,770
2	-284,234	-269,598	-247,599
3	-254,457	-235,058	-206,883
4	-399,290	-359,227	-302,995
5	874,666	766,378	619,478
6	710,276	606,105	469,513
7	672,225	558,671	414,736
8	630,211	510,091	362,894
9	590,823	465,735	317,533
10	553,896	425,236	277,841

Present value	2,318,648	1,713,095	980,748	Impairment to PV cash flows at 50% based on probability of success:
				$490,373.83	Value to be booked for Class C shares issued
				Current value booked:	$540,000
					ADJE to reduce by	$49,626.17	To Asset

SCHEDULE “B”
VALUE OF STOCK AWARD BENEFIT
Date	Open	High	Low	Close	Volume	Adj Close
8/29/2003	0.33	0.39	0.31	0.38	59800	0.38
8/28/2003	0.3	0.33	0.3	0.31	85000	0.31
8/27/2003	0.37	0.37	0.37	0.37	0	0.37
8/26/2003	0.3	0.37	0.3	0.37	16100	0.37
8/25/2003	0.28	0.28	0.28	0.28	9400	0.28
8/22/2003	0.28	0.28	0.28	0.28	7000	0.28
8/21/2003	0.28	0.28	0.28	0.28	0	0.28
8/20/2003	0.28	0.28	0.28	0.28	0	0.28
8/19/2003	0.28	0.28	0.28	0.28	5000	0.28
8/18/2003	0.28	0.28	0.23	0.23	10200	0.23
8/15/2003	0.23	0.23	0.23	0.23	0	0.23
8/14/2003	0.25	0.25	0.23	0.23	36000	0.23
8/13/2003	0.16	0.16	0.16	0.16	0	0.16
8/12/2003	0.16	0.16	0.16	0.16	0	0.16
8/11/2003	0.16	0.16	0.16	0.16	0	0.16
8/8/2003	0.16	0.16	0.16	0.16	0	0.16
8/7/2003	0.16	0.16	0.16	0.16	0	0.16
8/6/2003	0.16	0.16	0.16	0.16	0	0.16
8/5/2003	0.06	0.06	0.04	0.04	29300	0.16
8/4/2003	0.09	0.09	0.04	0.04	154100	0.16
8/1/2003	0.09	0.09	0.09	0.09	2000	0.36

Class C shares	Converted to Class A	Value prior to converstion
2,000,000	12,000,000	$ 480,000.00
500,000	3,000,000	$ 480,000.00	4 for 1reverse split
2,000,000	12,000,000	$ 1,920,000.00

		Immediate increase in value	$ 1,440,000.00
		Discounted for illiquidity	$ 1,152,000.00
		Net award	$ 288,000.00	Expense on FS
		$ 0.02	per share net value for award benefit

SCHEDULE “C”

FACT CORPORATION

DRAFT Notes to the Consolidated Financial Statements

DECEMBER 31, 2004

(EXPRESSED IN U.S. DOLLARS)

Disposition of subsidiaries

Effective November 1, 2004, the Company divested its former 100% owned subsidiary, Capital Reserve Canada Limited.  The operations relating to these properties have been presented as discontinued operations for fiscal 2004. Results from discontinued operations include:

	2004	2003

Petroleum and natural gas revenue (net of royalties)	$43,245	$18,557

Cost and administrative expenses	(37,662)	(18,714)

Profit (loss) from discontinued operations	5,583	(157)

Gain on disposal	-	27,803

Earnings (loss) from discontinued operations	$5,583	$27,646

Draft Revised Statement of Operations to reflect Discontinued operations:

FACT CORPORATION	December 31
Consolidated Satements of Operation	2004	2003

Revenues
Petroleum &natural gas	-	-
Functional food premix	918,690	498,615
Italian Crème sales	274,206	-
consulting income	11,700	7,250
rental income	213,011	210,463
	1,417,607	716,328
Costs and Expenses
Petroleum $ natural gas	-	-
Fonctional food premix	507,132	313,525
Italian Crème costs	224,854	-
Impairment of inventory	134,176	-
Legal Consulting fees	70,888	228,780
Consulting fees	228,684	59,353
Consulting fees/services settled	56,400	290,154
Depreciation	93,682	83,554
Oher Administrative Exp.	315,052	430,898
Write down receivable	-	18,755
Write down invest in CRCL	-	-
Write down bad debt	3,500	-
Equity in loss of TexasT	48,562	48,191
	1,682,930	1,473,210
(Loss) from operations	(265,323)	(756,882)

Other income and expenses
Other income and expenses	35	35,815
Interest income	65,269	53,974
Interest expenses	(395,631)	(364,827)
Loss on disposal of mark. Securities	-	-
Gain on disposal of assets	347	-
	(329,980)	(275,038)
Provision for income taxes	-	-
Net (Loss) before discontinued operations	(595,303)	(1,031,920)
Discontinued operations of subsidiary	5,582	27,646
Net (Loss)	(589,721)	(1,004,274)

Financial results as reported on Form 10-KSB filed April 14, 2005

	December 31,
	2004	2003
Revenues
Petroleum & natural gas (net of royalties)	-	30,583
Functional food premix	918,690	498,615
Italian Crème sales	274,206	-
Consulting income	11,700	7,250
Rental income	213,011	221,089
	1,417,607	757,537
Costs and Expenses
Petroleum & natural gas related cost (including depletion)	-	22,652
Functional food premix	507,132	313,525
Italian Crème costs	224,854	-
Impairment of inventory	134,176	-
Legal	70,888	230,942
Consulting fees	228,684	62,152
Consulting fees/services settled by the issue of shares	56,400	290,154
Depreciation and amortization	93,682	84,034
Other Administrative expenses	315,052	441,304
Write down of bad debt	3,500	18,755
Equity in loss of Texas T Petroleum Ltd	48,562	48,191
	1,682,930	1,511,709
(Loss) from operations	(265,323)	(754,173)

Other income and expenses
Other Income	35	35,815
Interest income	65,269	56,058
Interest expense	(395,631)	(369,778)
Gain on disposal of assets	347	27,803
	(329,980)	(250,102)
Provision for income taxes	-	-
Net (Loss)	(595,303)	(1,004,274)